Exhibit (a)(5)(ii)

 PRESS RELEASE

The New Ireland Fund, Inc. Announces
 Potential Tender Offer

(Boston, Massachusetts, June 28, 2016) - The New Ireland Fund, Inc. (NYSE: IRL) (the "Fund"), a closed-end fund, announced today that the Fund's Board of Directors has approved a modified "Dutch auction" in-kind tender offer (the "In-Kind Offer") for up to 25% of the Fund's outstanding shares of common stock ("Shares") at a price per Share within a range of 95% to 97% of the Fund's net asset value ("NAV") per Share in increments of 0.5% (the "Range"), as of the business day immediately following the day the In-Kind Offer expires (the "Expiration Date"). The Fund will determine the lowest per Share price within the Range (the "Determined Share Price") that would enable it to purchase 25% of the Shares outstanding as of the business day immediately following the Expiration Date (the "Maximum Amount"), or such lesser number of Shares that are properly tendered and not withdrawn, based on the number of Shares tendered and the prices specified by tendering shareholders. The Fund will repurchase Shares tendered and accepted in the In-Kind Offer in exchange for a pro rata portion of the Fund's portfolio securities, subject to certain adjustments.

The In-Kind Offer is subject to the Fund's receipt of an exemptive order from the Securities and Exchange Commission (the "SEC") to permit affiliated persons of the Fund to participate in the In-Kind Offer. If the exemptive order is not obtained by March 28, 2017, the Fund will make a tender offer for cash (the "Cash Offer" and together with the In-Kind Offer, the "Offers") for up to 30% of the outstanding Shares at a price per Share equal to 98% of the NAV per Share as of the business day immediately following the day the Cash Offer expires.

The commencement of the potential Offers are pursuant to a Compromise and Standstill Agreement between the Fund and Karpus Management, Inc. d/b/a Karpus Investment Management (including certain affiliates thereof).

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. An Offer will only be made by, and subject to the terms and conditions set forth in, an Offer to Repurchase and related Letter of Transmittal, which will be mailed to record holders in connection with the Offer. Stockholders should read these documents carefully when they receive them. The Offer to Repurchase and the Letter of Transmittal will also be posted to the Fund's website at www.newirelandfund.com.

For further information, please contact the Fund, at investor.query@newirelandfund.com. Information on the Fund can be obtained on the Fund's website at www.newirelandfund.com or by calling the Fund's toll-free phone number at 1-800-468-6475.

* * * * *

The Fund is managed by Kleinwort Benson Investors International Ltd., a subsidiary of Kleinwort Benson Investors Dublin Ltd., and is listed on the New York Stock Exchange under the ticker symbol IRL. For further information, please contact the Fund at (800) 468-6475 or investor.query@newirelandfund.com.

Website: www.newirelandfund.com